SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Cemtrex, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15130G303

(CUSIP Number)

Anita G. Zucker, as Trustee of

The Article 6 Marital Trust

c/o The InterTech Group, Inc.

4838 Jenkins Avenue

North Charleston, SC 29405

(843) 744-5174

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications)

With copies to:

Robert Johnston The InterTech Group, Inc. 4838 Jenkins Avenue North Charleston, SC 29405 (843) 744-5174	Christopher J. Hubbert Kohrman Jackson & Krantz LLP 1375 E. Ninth Street, 29th Floor Cleveland, OH 44114 (216) 696-8700

June 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 15130G303	Page 2 of 4 Pages

1	names of reporting persons Anita G. Zucker, as Trustee of The Article 6 Marital Trust
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	sec use only
4	source of funds (see instructions) Not applicable.
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization USA
number of shares beneficially owned by each reporting person with	7	sole voting power 97,140
	8	shared voting power 0
	9	sole dispositive power 97,140
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 97,140
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 4.6%
14	type of reporting person (see instructions) IN

CUSIP No. 15130G303	Page 3 of 4 Pages

Item 1.	Security and Issuer.

Common stock, $0.001 par value, of Cemtrex, Inc. (“Cemtrex”). On June 13, 2019, Cemtrex reported that the company had effected a one-for-eight reverse stock split. All information included in this report gives effect to the stock split.

Item 2.	Identity and Background.

Anita G. Zucker is a natural person and the trustee of the Article 6 Marital Trust (the “Trust”). The purpose of this Amendment No. 1 to Schedule 13D is to report recent sales of shares of Cemtrex common stock. Unless otherwise indicated in this report, the information contained in the initial Schedule 13D dated March 23, 2018 filed by Mrs. Zucker as trustee of the Trust remains unchanged.

Item 3.	Source and Amount of Funds or Other Considerations.

Not applicable.

Item 4.	Purpose of Transaction.

The Trust acquired shares of Cemtrex for investment purposes. The Trust continually reviews the performance of this investment and its investment alternatives and may sell additional shares or engage in other transactions relating to the shares, including short-selling.

Item 5.	Interest in Securities of the Issuer.

On June 27, 2018, the Trust, through its subsidiary NIL Funding Corporation, owned 97,140 shares of Cemtrex common stock. Mrs. Zucker, as trustee of the Trust, has sole voting, investment and dispositive power with respect to these shares. These shares represent 4.6% of Cemtrex’s outstanding common stock.

The following table lists sales of Cemtrex’s stock effected in the sixty days preceding the date of this statement by the Trust. All of the sales were effected through brokers.

Date	Shares Sold	Price Per Share
June 27, 2019	10,000	$4.31
June 27, 2019	10,000	$4.90124

On June 27, 2019, following the sales of Cemtrex stock reported above, the Trust ceased to be a beneficial owner of more than 5% of Cemtrex’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 1, 2019	/s/ Anita G. Zucker
By Anita G. Zucker, as Trustee for
The Article 6 Marital Trust